CHADWICK SECURITIES, INC.
MEMBER SIPC & NASD
February 5, 2007
FACSIMILE
(202) 942-9627
Ms. Pamela A. Long
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	LEAF Equipment Leasing Income Fund III, L.P. SEC File No. 333-137734
Dear Ms. Long:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 12:00 p.m., Eastern time, on February 7, 2007, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.
     The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours, CHADWICK SECURITIES, INC.
/s/ Darshan V. Patel
Darshan V. Patel, President

1845 Walnut Street ½ 10th Floor ½ Philadelphia PA 19103 ½ phone 215 574 7680 ½ fax 215 574 8176